Filed by StoneMor GP LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StoneMor Partners L.P.

(Commission File No. 001-32270)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 30, 2019

StoneMor Partners L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, Pennsylvania		19053
(Address of principal executive offices)		(Zip Code)

(215) 826-2800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

First Amendment to Merger and Reorganization Agreement

As previously disclosed, on September 27, 2018, StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub”), entered into a Merger and Reorganization Agreement (the “Merger Agreement”) pursuant to which, among other things, GP will convert from a Delaware limited liability company into a Delaware corporation to be named StoneMor Inc. (the “Company”) and Merger Sub will merge with and into the Partnership (the “Merger”) with the Partnership surviving and with the Company as its sole general partner.

On April 30, 2019, the parties to the Merger Agreement executed that certain First Amendment to Merger and Reorganization Agreement (the “First Amendment to Merger Agreement”) to extend the Termination Date (as defined in the Merger Agreement) to October 1, 2019.

Second Amendment to Voting and Support Agreement

As previously disclosed, and in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the Partnership, GP, GP Holdings, Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII” and together with GP Holdings, the “ACII Entities”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”) and Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”) entered into a voting and support agreement (the “Original Voting and Support Agreement”), pursuant to which, among other things, the Axar Entities were restricted from owning or acquiring more than 19.99% in aggregate of the outstanding common units representing limited partner interests in the Partnership (the “Common Units”) prior to the closing of the Merger. The Original Voting and Support Agreement was subsequently amended on February 4, 2019 (such amendment, the “First Amendment to Voting and Support Agreement”) to permit the Axar Entities to acquire up to 27.49% in the aggregate of the outstanding Common Units prior to the closing of the Merger.

On April 30, 2019, and in connection with the execution of the First Amendment to Merger Agreement, the parties to the Original Voting and Support Agreement and First Amendment to Voting and Support Agreement executed that certain Second Amendment to Voting and Support Agreement (the “Second Amendment to Voting and Support Agreement”) to extend the termination date set forth therein to October 1, 2019.

The foregoing descriptions are qualified in their entirety by reference to the First Amendment to Merger Agreement and Second Amendment to Voting and Support Agreement, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated into this Current Report on Form 8-K by reference.

Item 5.01.	Changes in Control of Registrant.

The information set forth in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 5.01.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“GP”)) and StoneMor Partners L.P. (the “Partnership”) will jointly file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a prospectus of GP and a proxy statement of the Partnership. GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND

UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The Partnership and GP believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed reorganization; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and GP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, GP, the proposed transaction or other matters attributable to the Partnership, GP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and GP undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of the Exhibit

10.1	First Amendment to Merger Agreement, dated April 30, 2019, by and among StoneMor Partners L.P., StoneMor GP LLC, StoneMor GP Holdings LLC, and Hans Merger Sub, LLC.

10.2	Second Amendment to Voting and Support Agreement, dated April 30, 2019, by and among StoneMor Partners L.P., StoneMor GP LLC, and the unitholders of StoneMor Partners L.P. named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC,
its general partner

Date: May 1, 2019	By:	/s/ Joseph M. Redling
	Name:	Joseph M. Redling
	Title:	President and Chief Executive Officer

Exhibit 10.1

Execution Version

FIRST AMENDMENT TO

MERGER AND REORGANIZATION AGREEMENT

THIS FIRST AMENDMENT, dated as of April 30, 2019 (this “Amendment”), to the Merger Agreement (as defined below) is entered into by and among StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub,” and together with the Partnership, GP and GP Holdings, the “Parties”).

RECITALS

WHEREAS, the Parties have previously entered into that certain Merger and Reorganization Agreement, dated as of September 27, 2018 (the “Merger Agreement”);

WHEREAS, pursuant to Section 8.1 of the Merger Agreement, the Parties now desire to amend the Merger Agreement in the respects, but only in the respects, hereinafter set forth; and

WHEREAS, capitalized terms used herein shall have the respective meanings ascribed thereto in the Merger Agreement, as amended by this Amendment, unless herein defined or the context shall otherwise require.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1    Amendment to Section 7.1. Section 7.1(a)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) the Closing has not been consummated on or before October 1, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(a)(i) shall not be available to the Partnership or Merger Sub, as applicable, whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Closing and the transactions contemplated hereby to have been consummated on or before such date;”

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1    Ratification. Each of the Parties hereby consents to this Amendment and acknowledges and agrees that, except as expressly set forth in this Amendment, the terms, provisions and conditions of the Merger Agreement are hereby ratified and confirmed and shall remain unchanged and in full force and effect without interruption or impairment of any kind.

Section 2.2    No Other Amendments; Reservation of Rights; No Waiver. Other than as otherwise expressly provided herein, this Amendment shall not be deemed to operate as an amendment or waiver of, or to prejudice, any right, power, privilege or remedy of any part to this Amendment under the Merger Agreement, nor shall the entering into of this Amendment preclude any Party from refusing to enter into any further amendments with respect to the Merger Agreement. Other than as to otherwise expressly provided herein, without limiting the generality of the provisions of Section 8.1 of the Merger Agreement, this Amendment shall not constitute a waiver of compliance with any covenant or other provision in the Merger Agreement or of the occurrence or continuance of any present or future breach thereunder.

Section 2.3    Miscellaneous. Sections 8.1 (Waiver; Amendment), 8.2 (Counterparts), 8.3 (Governing Law), 8.4 (Notices), 8.5 (Entire Understanding; No Third Party Beneficiaries), 8.6 (Severability), 8.7 (Titles and Headings), 8.8 (Jurisdiction), 8.9 (Waiver of Jury Trial), 8.11 (Interpretation; Definitions) and 8.12 (Survival) of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

[Signature Pages Follow.]

2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed in counterparts by their duly authorized officers as of the date first above written.

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

STONEMOR GP LLC

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

HANS MERGER SUB, LLC

By:	StoneMor GP LLC, its sole member

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

FIRST AMENDMENT TO

MERGER AND REORGANIZATION AGREEMENT

Exhibit 10.2

Execution Version

SECOND AMENDMENT TO VOTING AND SUPPORT AGREEMENT

This SECOND AMENDMENT TO VOTING AND SUPPORT AGREEMENT (this “Amendment”) is entered into on April 30, 2019, by and among Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”), Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), and StoneMor GP Holdings LLC, a Delaware limited liability company (“GP Holdings” and together with ACII, the “ACII Entities”) and StoneMor GP LLC, a Delaware limited liability company (the “Company”) and StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”). The Axar Entities, the ACII Entities, the Company, the Partnership and each Permitted Transferee (as defined in the Agreement) are sometimes referred to herein collectively as the “Parties,” and individually as a “Party.”

RECITALS

1.    The Parties have previously entered into that certain Voting and Support Agreement dated as of September 27, 2018, as amended by that certain Amendment First Amendment to Voting and Support Agreement dated as of February 4, 2019 (collectively, the “Agreement”).

2.    Pursuant to Section 5.2 of the Agreement, the Agreement may be amended in writing by the Parties.

3.    The Parties desire to make certain amendments to the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

AMENDMENTS

1.1    Termination. Article IV of the Agreement is hereby amended and restated in its entirety as follows:

“This Agreement shall terminate and be of no further force or effect upon the earliest of (x) the Expiration Date, (y) the date that any amendment to the Merger Agreement that adversely affects the rights of any Axar Entity without the written consent of the Axar Entities, and (z) October 1, 2019. Notwithstanding the preceding sentence, Section 1.5, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV relieves any Party of any liability for any breach of any covenant or agreement contained herein occurring prior to termination.”

ARTICLE II

MISCELLANEOUS PROVISIONS

2.1    Certain Defined Terms. Capitalized terms used in this Amendment that are not defined in the text of the body of this Amendment shall have the meanings given such terms in the Agreement.

2.2    No Other Amendments. All provisions of the Agreement, unless amended by this Amendment, shall remain unchanged.

2.3    Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4    Miscellaneous. Sections 5.1 through 5.13 of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

AXAR CAPITAL MANAGEMENT, LP

By:	Axar GP, LLC, its general partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR MASTER FUND, LTD.

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Person

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Trustee

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

SIGNATURE PAGE TO

SECOND AMENDMENT TO

VOTING AND SUPPORT AGREEMENT

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

SECOND AMENDMENT TO

VOTING AND SUPPORT AGREEMENT